

DIVISION OF
CORPORATION FINANCE

April 26, 2007

Via Facsimile (212) 697-1559 and U.S. Mail

Valarie A. Hing, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

> **Re:** **Compania Anonima Nacional Telefonos de Venezuela**
> **Schedule TO-T/A filed April 24, 2007 by the Bolivarian Republic of**
> **Venezuela**
> **SEC File No. 005-47557**

Dear Ms. Hing:

We note your response to our prior comment 1. While we do not necessarily agree with the analysis and conclusion set forth in your response letter, including, but not limited to, whether the bidder is an affiliate of the subject company under Rule 13e-3, we will not issue any further comments on the issues identified in our prior letter at this time.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions